UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30674 / August 26, 2013

_____

In the Matter of   :
                                                                    :
EXCHANGE TRADED CONCEPTS, LLC   :
EXCHANGE TRADED CONCEPTS TRUST   :
EXCHANGE TRADED CONCEPTS TRUST II   :
ETF SERIES SOLUTIONS   :
2545 South Kelly Avenue, Suite C   :
Edmond, OK 73013   :
                                                                    :
SEI INVESTMENTS DISTRIBUTION CO.   :
1 Freedom Valley Drive   :
Oaks, PA 19456   :
                                                                    :
QUASAR DISTRIBUTORS, LLC   :
615 East Michigan Street, 4th Floor   :
Milwaukee, WI 53202   :
                                                                    :
FORESIDE FUND SERVICES, LLC   :
3 Canal Plaza, Suite 100   :
Portland, ME 04101   :
                                                                    :
(812-13963)   :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Exchange Traded Concepts, LLC, Exchange Traded Concepts Trust, Exchange Traded Concepts Trust II, ETF Series Solutions, SEI Investments Distribution Co., Quasar Distributors, LLC, and Foreside Fund Services, LLC filed an application on September 21, 2011, and amendments to the application on March 30, 2012, September 7, 2012, February 4, 2013, June 21, 2013, July 3, 2013, and July 15, 2013, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

The order would permit: (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather than at net asset value; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares. The order supersedes a prior order.[1]

On July 29, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30634). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Exchange Traded Concepts, LLC, et al. (File No. 812-13963),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

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[1] In the Matter of FaithShares Trust, *et al*., Investment Company Act Release Nos. 28991 (Nov. 5, 2009) (notice) and 29065 (Dec. 1, 2009) (order).